Exhibit 99.1

METALPHA TECHNOLOGY HOLDING LIMITED

(incorporated in the Cayman Islands with limited liability)

(NASDAQ: MATH)

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the annual general meeting of shareholders (the “Meeting”) of Metalpha Technology Holding Limited (the “Company”) will be held on March 31, 2023 at 9:30 p.m., Eastern Time, at Suite 1508, Central Plaza, 18 Harbour Road, Wan Chai, Hong Kong, China, for the following purposes:

1.	To re-elect Mr. Limin Liu as a director of the Company to hold office until the next annual general meeting;

2.	To re-elect Mr. Wei Wang as a director of the Company to hold office until the next annual general meeting;

3.	To re-elect Mr. Bin Liu as a director of the Company to hold office until the next annual general meeting;

4.	To re-elect Mr. Kiyohiro Kawayanagi as a director of the Company to hold office until the next annual general meeting;

5.	To re-elect Ms. Jingxin Tian as a director of the Company to hold office until the next annual general meeting;

6.	To re-elect Mr. Kim Fung Lai as a director of the Company to hold office until the next annual general meeting;

7.	To re-elect Mr. Sen Lin as a director of the Company to hold office until the next annual general meeting;

8.	To re-elect Mr. Bingzhong Wang as a director of the Company to hold office until the next annual general meeting;

9.	To re-elect Mr. Ming Ni as a director of the Company to hold office until the next annual general meeting;

10.	To authorize the board of directors of the Company (the “Board of Directors”) to fix the remuneration of the directors; and

11.	To approve, ratify, and confirm the re-appointment of WWC, P.C. as the Company’s independent auditor for the fiscal year ending March 31, 2023, and to authorize the Board of Directors to fix its remuneration.

The Board of Directors has fixed the close of business on March 13, 2023 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment thereof. Only holders of ordinary shares of the Company on the Record Date are entitled to receive notice of and to vote at the Meeting or any adjournment thereof.

Shareholders may obtain a copy of the proxy materials, including the Company’s 2022 annual report, from the Company’s website at www.dvintinc.com or by submitting a request to liny@dvintinc.com.

By Order of the Board of Directors,

/s/ Limin Liu
Limin Liu
Chairman of the Board of Directors

Hong Kong, China

March 9, 2023

METALPHA TECHNOLOGY HOLDING LIMITED

ANNUAL GENERAL MEETING OF SHAREHOLDERS

March 31, 2023

9:30 p.m., Eastern Time

PROXY STATEMENT

The board of directors (the “Board of Directors”) of Metalpha Technology Holding Limited (the “Company”) is soliciting proxies for the annual general meeting of shareholders (the “Meeting”) of the Company to be held on March 31, 2023, at 9:30 p.m., Eastern Time, at Suite 1508, Central Plaza, 18 Harbour Road, Wan Chai, Hong Kong, China or any adjournment thereof.

Only holders of the ordinary shares of the Company of record at the close of business on March 13, 2023 (the “Record Date”) are entitled to attend and vote at the Meeting or at any adjournment thereof. The shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporate entity) by its duly authorized representative representing not less than one-third in nominal value of the total issued voting shares in the Company throughout the meeting shall form a quorum.

Any shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. A proxy need not be a shareholder of the Company. Each holder of the Company’s ordinary shares shall be entitled to one vote in respect of each ordinary share held by such holder on the Record Date.

PROPOSALS TO BE VOTED ON

At the Meeting, ordinary resolutions will be proposed as follows:

1.	To re-elect Mr. Limin Liu as a director of the Company to hold office until the next annual general meeting;

2.	To re-elect Mr. Wei Wang as a director of the Company to hold office until the next annual general meeting;

3.	To re-elect Mr. Bin Liu as a director of the Company to hold office until the next annual general meeting;

4.	To re-elect Mr. Kiyohiro Kawayanagi as a director of the Company to hold office until the next annual general meeting;

5.	To re-elect Ms. Jingxin Tian as a director of the Company to hold office until the next annual general meeting;

6.	To re-elect Mr. Kim Fung Lai as a director of the Company to hold office until the next annual general meeting;

7.	To re-elect Mr. Sen Lin as a director of the Company to hold office until the next annual general meeting;

8.	To re-elect Mr. Bingzhong Wang as a director of the Company to hold office until the next annual general meeting;

9.	To re-elect Mr. Ming Ni as a director of the Company to hold office until the next annual general meeting;

10.	To authorize the Board of Directors to fix the remuneration of the directors; and

11.	To approve, ratify, and confirm the re-appointment of WWC, P.C. as the Company’s independent auditor for the fiscal year ending March 31, 2023, and to authorize the Board of Directors to fix its remuneration.

The Board of Directors recommends a vote “FOR” each of the Proposals No. 1–11.

VOTING PROCEDURE FOR HOLDERS OF ORDINARY SHARES

Shareholders entitled to vote at the Meeting may do so either in person or by proxy. Those shareholders who are unable to attend the Meeting are requested to read, complete, sign, date, and return the attached proxy card in accordance with the instructions set out therein.

ANNUAL REPORT TO SHAREHOLDERS

Pursuant to NASDAQ’s Marketplace Rules that permit companies to make available their annual report to shareholders on or through the Company’s website, the Company posts its annual reports on the Company’s website. The annual report for the year ended March 31, 2022 (the “2022 Annual Report”) has been filed with the U.S. Securities and Exchange Commission. The Company adopted this practice to avoid the considerable expense associated with mailing physical copies of such report to record holders. You may obtain a copy of our 2022 Annual Report to shareholders by visiting the “SEC Filing” section of the Company’s website at www.metalpha.net. If you want to receive a paper or email copy of the Company’s 2022 Annual Report to shareholders, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy to the Investor Relations department of the Company, at liny@dvintinc.com.

PROPOSAL NO. 1 THROUGH PROPOSAL NO. 10

RE-ELECTION OF CURRENT DIRECTORS,

AND

THE AUTHORIZATION GIVEN TO THE BOARD OF DIRECTORS TO FIX THE REMUNERATION OF THE DIRECTORS

The Board of Directors currently consists of nine members. All nine current directors named below will seek re-election at the Meeting.

The Company’s nominating and corporate governance committee recommends, and the Board of Directors concurs, that the nine current directors be re-elected and that the Board of Directors be authorized to fix the remuneration of the directors.

Each director to be re-elected will hold office until the next annual general meeting of shareholders or until his or her appointment is otherwise terminated in accordance with the articles of association of the Company.

DIRECTORS FOR RE-ELECTION

Mr. Limin Liu has served as our CEO, Chairman of the Board of Directors, and director since August 21, 2019. From July 2014 to June 2019, Mr. Liu served as the Global Lead of Department of Financial Service Industry of Huawei Technologies Co., Ltd. From 2006 to 2014, Mr. Liu served as the vice president for sales and technology of Beijing Futong Dongfang Technology Co., Ltd. From 1994 to 2006, Mr. Liu worked at IBM China subsequently as an engineer, business representative, and director of sales. Mr. Liu graduated from Zhejiang University in 1993 with a major in motor control.

Mr. Wei Wang has served as our director since August 21, 2019. Mr. Wang has served as the general manager of Zhejiang Getai Curtain Wall Decoration Engineering Co., Ltd. since January 2014. From February 1991 to December 2013, Mr. Wang worked in the Fire Department of Hangzhou City. Mr. Wang received a bachelor’s degree in business management from Party School of the Central Committee of C.P.C. in 2000.

Mr. Bin Liu has served as our director since September 4, 2019. Mr. Liu has over 20 years of experience in accounting, finance, and capital markets. Mr. Liu has been a deputy manager of Beijing Houyi Capital Management Co., Ltd., a private equity fund headquartered in Beijing, since July 2019. From September 2017 to June 2019, Mr. Liu served as deputy manager at Jianwen Financial Holding Co., Ltd. From February 2003 to August 2017, Mr. Liu worked as an official at Shanghai Securities Regulatory Bureau. From January 2002 to February 2003, Mr. Liu served as financial manager at Winsan (Shanghai) Industrial Corporation Ltd. From July 1996 to December 2001, Mr. Liu served as a partner and manager at Beijing Zhongtian Huazheng Accounting Firm. Mr. Liu received his bachelor’s degree in finance from Liaoning University in 1996. Mr. Liu also holds two master’s degrees: a degree in banking from Chinese Academy of Social Sciences in 1999 and another degree in law from Fudan University in 2010.

Mr. Kiyohiro Kawayanagi has served as our director since May 6, 2022. Mr. Kawayanagi has served as the Chief Executive Officer and Chairman of the board of directors of Pomelo Acquisition Corporation Limited, a blank check company incorporated as a Cayman Islands exempted company, since May 2021. Mr. Kawayanagi has been a founding partner of Bit World Japan Investment Limited, a Japanese investment firm, focusing on telecommunications, media, and technology areas, since its inception in March 2018. Prior to that, from March 2016 to March 2018, Mr. Kawayanagi served as a Managing Director for Zhongzhi Industry Investment Co., Ltd., a Beijing-based Chinese Private Equity Fund, and a Partner at Shanghai Honghao Investment Consulting Co., Ltd., an integrated consulting company, from December 2014 to February 2016. He also served as a Managing Director at Shanghai Fuson Hi-Tech (Group) Co., Ltd., a Shanghai-based Chinese investment firm, from April 2013 to November 2014. Mr. Kawayanagi served as the Assistant Director for DAIWA Securities Co., Ltd., the second largest investment bank in Japan, from June 2004 to April 2013, and served as an Associate Manager for NIKKO Securities Co., Ltd., the third largest investment bank in Japan, from April 1994 to December 1999. Mr. Kawayanagi received an MBA from the University of Arizona in 2004, and his bachelor’s degree in law from Waseda University in Japan in March 1994. Mr. Kawayanagi became a member of the Securities Analysts Association of Japan in October 1998.

Ms. Jingxin Tian has served as our director since June 3, 2019. Ms. Tian has been a partner of Jingsh Law Firm, a law firm headquartered in Beijing with more than 40 branch offices in China, since 2016, and serves as the director of the construction biddings department of the firm. Ms. Tian has over 13 years of experience as a litigation and transaction lawyer, especially in areas including legal risk management and dispute resolution. Ms. Tian also serves as a member of mergers, acquisitions, reorganizations, and financially-distressed assets committee of Beijing Lawyers Association, a member of the Chinese Society of International Law, and an arbitrator of Hainan International Arbitration Court of China. Ms. Tian received a bachelor’s degree in law from Capital University of Economics and Business in China, and a master degree in civil and business law from University of Chinese Academy of Sciences.

Mr. Kim Fung Lai has served as our director since December 9, 2021. Mr. Kim has been in the financial investment industry since 1996. Mr. Lai has served as an independent director at Goldstone Investment Group Limited, a Hong Kong listed investment holding company, since September 2020. He has also been an independent director since 2019 at AVIC International Capital (Hong Kong), an investment management institution. From July 2017 to August 2020, Mr. Lai served as the chief executive officer and an executive director at DTXS Silk Road Investment Holdings Company Limited, a Hong Kong listed investment company specializing in the finance, culture, and tourism industries. In addition, Mr. Lai served in multiple management positions at Hong Kong China Tourism Group (“HKCTG”) from 1998 to July 2017. As one of the founders of Hong Kong China Tourism Financial Investment Holdings Co., Ltd., a wholly-owned subsidiary of HKCTG, he served as the executive director and a deputy general manager from 2012 to 2017. Mr. Lai also served as a Deputy General Manager of the finance department at HKCTG in charge of capital operation and treasury management from 2007 to 2012. In addition, he was the vice president of China Travel Service Investment Co., Ltd from 2002 to 2005. Mr. Lai is a founding director of China Mergers & Acquisitions Association (Hong Kong) and serves as Chair of the Industrial Development Committee at the Hong Kong Society of Artificial Intelligence and Robotics. He is also a senior member of both the Chartered Institute of Bankers and the Hong Kong Institute of Bankers. Mr. Lai received his MBA degree from the University of Exeter in 1996 and his master’s degree in Advanced Accounting from the City University of Hong Kong in 2000.

Mr. Sen Lin has served as our director since December 9, 2021. Mr. Lin has over 18 years of experience in accounting and auditing. Since March 2021, Mr. Lin has served as the chief financial officer at Shenzhen Thunderstone Technology Co., Ltd., a company focusing on the research and development, production, and sales of electronic cigarettes. He has been an independent non-executive director since July 2017 at Loto Interactive Limited, a Hong Kong listed company mainly engaged in the provision of data analysis and storage services. From October 2020 to February 2021, Mr. Lin served as a partner at ONEWO Space-Tech Service Co., Ltd., a real property service provider. From June 2017 to April 2019, Mr. Lin served as the chief financial officer of 7Road Holdings Limited, a China-based investment holding company focusing on the development and operation of online games. From November 2006 to January 2017, he also served as the chief financial officer of Palm Commerce Information Technology (China) Co., Ltd., a company focusing on the development and operation of lottery software. From February 2001 to November 2006, Mr. Lin served as a manager of PricewaterhouseCoopers, and he became a certified public accountant in China in 2010. Mr. Lin received his bachelor’s degree in international business administration from Central University of Finance and Economics in 1998 and an EMBA degree from China Europe International Business School in 2011.

Mr. Bingzhong Wang has served as our director since December 9, 2021. Mr. Wang has extensive experience in financial investment and corporation management. He currently serves as a director at multiple companies including LSQ Investment Management Limited, Metalpha Limited, and Natural Selection Capital Holdings Limited. From July 2017 to October 2020, Mr. Wang has served as the chief executive officer and an executive director at Loto Interactive Limited, a Hong Kong listed company mainly engaged in the provision of data analysis and storage services. Mr. Wang has served as an independent director at Peking University Resources (Holdings) Co., Ltd., a Hong Kong-based investment holding company principally engaged in sales of information products and real property-related businesses, since December 2021. Mr. Wang received his bachelor’s degree in Computer Science from Nanjing University in 2005 and his MBA degree from Hong Kong University of Science and Technology in 2013.

Mr. Ming Ni has served as our director since December 9, 2021. Mr. Ni has been a private investor since September 2020. From October 2018 to August 2020, Mr. Ni served as the vice president of 36Kr Group, a technology, media, and telecom company focusing on media and technology reports. From January 2016 to September 2018, Mr. Ni served as an executive director of Huarong International Financial Holdings, an investment company focusing on direct investment and asset management. Mr. Ni obtained his bachelor’s degree in Physics from Nanjing University in 2005, a master’s degree in Actuary and Investment Science from The Hong Kong Polytechnic University in 2008, and a master’s degree in Financial Mathematics and Statistics from The Hong Kong University of Science and Technology in 2010.

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

THE RE-ELECTION OF EACH OF THE CURRENT DIRECTORS NAMED ABOVE,

AND

THE AUTHORIZATION GIVEN TO THE BOARD OF DIRECTORS TO FIX THE REMUNERATION OF THE DIRECTORS.

PROPOSAL NO. 11

APPROVAL, RATIFICATION, AND CONFIRMATION

OF

THE RE-APPOINTMENT OF INDEPENDENT AUDITOR

AND

THE AUTHORIZATION GIVEN TO THE BOARD OF DIRECTORS TO FIX ITS REMUNERATION

The Company’s audit committee recommends, and the Board of Directors concurs, that WWC, P.C. be re-appointed as the Company’s independent auditor for the fiscal year ending March 31, 2023, and that the Board of Directors be authorized to fix its remuneration.

In the event that our shareholders fail to approve, ratify, and confirm the appointment and the authorization, our audit committee will reconsider its selection. Even if the appointment is approved, ratified, and confirmed, our audit committee in its discretion may recommend the appointment of a different independent auditing firm at any time during the year if the audit committee believes that such a change would be in the best interests of the Company and its shareholders.

THE BOARD OF DIRECTORS AND THE AUDIT COMMITTEE RECOMMEND

A VOTE FOR

THE APPROVAL, RATIFICATION, AND CONFIRMATION OF THE RE-APPOINTMENT

OF

WWC, P.C. AS THE COMPANY’S INDEPENDENT AUDITOR

FOR THE FISCAL YEAR ENDING MARCH 31, 2023

AND

THE AUTHORIZATION GIVEN TO THE BOARD OF DIRECTORS TO FIX ITS REMUNERATION.

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By order of the Board of Directors

March 9, 2023	/s/ Limin Liu
Limin Liu
Chairman of the Board of Directors